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                                                                   EXHIBIT 23.1


              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
Smith Gardner and Associates, Inc.


We consent to incorporation by reference in the registration statement on Form S-8 of Smith Gardner and Associates, Inc. of our report dated January 6, 1999, relating to the consolidated balance sheets of Smith Gardner and Associates and subsidiaries as of December 31, 1996 and 1997 and September 30, 1998, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1997 and nine months ended September 30, 1998, and the related financial statement schedule, which report appears in the Company's Registration Statement on Form S-1 dated January 28, 1999.


/s/ KPMG LLP

Ft. Lauderdale, Florida
January 29, 1999